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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)


                            Crossroads Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock par Value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   22765D 10 0
                      -------------------------------------
                                 (CUSIP Number)


                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the following box to designate the rule pursuant to which the Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [X] Rule 13d-1(d)

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CUSIP NO. 22765D 10 0

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
                                                                  Brian R. Smith
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)[X]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization                                    USA

--------------------------------------------------------------------------------
Number of            5.   Sole Voting Power                            3,668,500
Shares
Beneficially         -----------------------------------------------------------
Owned by Each        6.   Shared Voting Power                               none
Reporting
Person With:         -----------------------------------------------------------
                     7.   Sole Dispositive Power                       3,668,500

                     -----------------------------------------------------------
                     8.   Shared Dispositive Power                          none

--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person      3,668,500

--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)                     13.2%

--------------------------------------------------------------------------------
12.  Type of Reporting Person                                                 IN

--------------------------------------------------------------------------------


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ITEM 1.

     (a) Name of Issuer                             Crossroads Systems, Inc.

     (b) Address of Issuer's Principal Executive    8300 N. MoPac Expressway
         Offices                                    Austin, Texas 78759

ITEM 2.

     (a) Name of Person Filing                      Brian R. Smith

     (b) Address of Principal Business Offices      c/o Crossroads Systems, Inc.
         or, if none, Residence                     8300 N. MoPac Expressway
                                                    Austin, Texas 78759

     (c) Citizenship                                USA

     (d) Title of Class of Securities               Common Stock

     (e) CUSIP Number                               22765D 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

     This Statement is not being filed pursuant to Rule 13d-1(b) or 13d-2(b).



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ITEM 4.  OWNERSHIP

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a) Amount Beneficially Owned: Brian R. Smith is the record owner of 3,668,500 shares of Common Stock as of December 31, 2000. Mr. Smith may be deemed to beneficially own an additional 124,000 shares of Common Stock of which 60,000 are held of record by the Colin Isaac Smith Gift Trust, 60,000 are held of record by the Caitlin Elizabeth Smith Gift Trust and 4,000 are held by the Christian James Smith Gift Trust. These shares are held for the benefit of Mr. Smith's children. Mr. Smith has no voting or dispositive control over such shares and he disclaims beneficial ownership over such shares.

    (b)    Percent of Class:               13.2%.
                             -------------------
    (c)    Number of shares as to which such person has:

          (i)    Sole power to vote or to direct the vote:        3,668,500 .
                                                           ----------------
          (ii)   Shared power to vote or to direct the vote:           none .
                                                             ---------------
          (iii)  Sole power to dispose or to direct the
                 disposition of:                                  3,668,500 .
                                                          -----------------

          (iv)   Shared power to dispose or to direct the
                 disposition of:                                       none  .
                                                             ---------------

         Instruction: For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d-3(d)(1).

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     Not applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not applicable


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not applicable

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ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

     Not applicable

ITEM 10.  CERTIFICATION

     (a) The following certifications shall be included if the statement is filed pursuant to Section 240.13d-1(b):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

                                                          February 14, 2001
                                                      --------------------------
                                                                Date
                                                         /s/ BRIAN R. SMITH
                                                      --------------------------
                                                              Signature
                                                            BRIAN R. SMITH
                                                      --------------------------
                                                              Name/Title

     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)